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July 20, 2023

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3561

Attn:	Bradley Ecker
Martin James
Erin Purnell
Beverly Singleton

Re:	SharkNinja Global SPV, Ltd.
Amendment No. 1 to Registration Statement on Form F-1
Filed on July 11, 2023
File No. 333-272973

On behalf of our client, SharkNinja, Inc., a Cayman Islands corporation (the “Company”), we hereby provide responses to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 18, 2023 (the “Comment Letter”) with respect to the above-referenced Amendment No. 1 to Registration Statement on Form F-1 filed with the Commission on July 11, 2023 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing, through the Commission’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system, an amendment to the Registration Statement (the “Amendment”) in response to the Staff’s comments and to reflect certain other changes.

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold and italics below. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in the Amendment.

Securities and Exchange Commission

July 20, 2023

General

1.	Please file a pre-effective amendment to the registration statement that includes the total number of ordinary shares that you are registering on the cover page. Please also state on the cover page that each JS Global Shareholder as of the Record Date will be entitled to receive one of your ordinary shares for every 25 ordinary shares of JS Global held by such shareholder.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page to include the total number of ordinary shares that the Company is registering and state that each JS Global Shareholder as of the Record Date will be entitled to receive one ordinary share for every 25 ordinary shares of JS Global held by such shareholder.

* * * * *

Please contact me at (212) 735-3712 or ryan.dzierniejko@skadden.com if the Staff has any questions or requires additional information.

Very truly yours,

/s/ Ryan J. Dzierniejko

cc:	Mark Barrocas, President, SharkNinja, Inc. Larry Flynn, Interim Chief Financial Officer and Chief Accounting Officer, SharkNinja, Inc.
Pedro J. Lopez-Baldrich, Chief Legal Officer, SharkNinja, Inc.
Howard L. Ellin, Skadden, Arps, Slate, Meagher & Flom LLP

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